UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Interim Management Statement

Press release
27 April 2012

AGM AND INTERIM MANAGEMENT STATEMENT

Pearson, the world's leading learning company, is today holding its Annual General Meeting and providing an interim management statement for the first three months of 2012.

Pearson is trading in line with the expectations set out in our full-year results announcement on 27 February. In the first three months of the year, we increased sales by 11% at constant exchange rates to £1.16bn (an underlying increase of 3% and a headline increase of 12%). Though the external environment remains challenging and we are yet to see signs of improvement, we continue to expect Pearson to achieve growth in sales and operating profits for the year as a whole. This guidance is struck at an exchange rate of £1:$1.59. Pearson's profits are heavily weighted to the second half and, as a result of the phasing of revenues, organic investment and restructuring, and the sale of our stake in FTSE International, we expect our first-half operating profits to be lower this year than in 2011.

In education, we have made a good start to the year. Though the US education market remains generally weak, we continue to benefit from our strong position and the rapid growth in our digital and services businesses. International Education is growing well, particularly in developing markets and helped by recent acquisitions and sustained organic investment. Our professional testing and publishing businesses continue to perform well but our UK training business has been adversely affected, as expected, by change in government funding policy related to apprenticeships. We are planning on the basis that trading remains weak in this business and we are taking appropriate steps to change our services and our business model.

Despite the tough environment for corporate advertising and deal-making, the Financial Times and Mergermarket are showing good sales growth. The FT's paid print and digital circulation was 605,000 in the first quarter of 2012, including 285,000 digital subscribers, and the FT is taking further actions in the first half to accelerate its shift from print to digital formats and from advertising to subscription revenues. The FT Group's profits in 2012 will also reflect the sale of our 50% stake in FTSE International in December 2011.

Following several years of particularly strong performance relative to the overall consumer books market, we expect Penguin to perform in line with its industry this year. It will benefit from its consistently strong publishing schedule, which is more concentrated in the second half this year, and its strong position in the fast-growing market for digital books. The industry continues to face significant structural change and, as one example, we intend to mount a robust defence of our actions in the civil proceedings recently announced by the US Department of Justice against Apple and several consumer book publishers including Penguin.

At the end of 2011, Pearson's net debt was £499m, giving a net debt/ EBITDA ratio of 0.5x and interest cover of 18.1x. Our net debt increased during the first quarter by £206m to £705m, level with the first quarter of 2011, as a result of the normal seasonal build-up of working capital ahead of our key selling periods in education and acquisition spend.  That strong balance sheet gives us headroom of approximately £1bn available to invest in bolt-on acquisitions.

At our AGM today, we are proposing a final dividend of 28.0p, giving a total dividend for 2011 of 42.0p, up 9%. For the 20th consecutive year, Pearson has declared a dividend increase above the rate of inflation.

Pearson generates approximately 60% of its sales in the US. A five cent move in the average £:$ exchange rate for the full year (which in 2011 was £1:$1.60) has an impact of approximately 1.3p on adjusted earnings per share.

Pearson's AGM takes place today at the Institute of Engineering and Technology, 2 Savoy Place, London WC2R 0BL at 12 noon.

ENDS

For more information
Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith          + 44 (0) 20 7010 2310

Forward looking statements
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents. Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  27 April, 2012

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary